The following message is being posted for employees to see:

                                                           No. 45 - 12/08/97

Con Edison Holding Company Proxy Vote

Employees who own Company stock have received proxy materials asking them to vote on a proposal to form a holding company structure for Con Edison. We urge you to vote for the holding company proposal. If you haven't done so already, please sign, date and return your proxy card promptly. In order for your vote to count, it must be received before the December 12 stockholders' meeting.

Con Edison employees own approximately 9 million shares or about 4 per cent of the Company, and our votes could make the difference as to whether or not the holding company proposal is approved. The approval of the holding company requires a two-thirds vote of the outstanding shares of Con Edison's Common Stock and $5 Cumulative Preferred Stock. Failing to vote or voting to abstain will have the same effect as voting against the holding company proposal. The following questions and answers may clarify some points:

Q.  What is a holding company and who else has one in the utility industry?

A: A holding company is a form of corporate structure with a parent company owning a number of subsidiaries. It will provide the Company with greater flexibility to take advantage of business opportunities to grow the business. In recent years, some of the largest American utilities such as Southern California Edison, Pacific Gas and Electric, and Commonwealth Edison have formed holding companies.

Q: Should I care if Con Edison succeeds in forming its proposed holding company?

A: YES! The holding company structure will put the Company in the best possible position to address the changes in the electric and natural gas industries. The holding company structure will provide the needed flexibility to take advantage of new business opportunities in the fast changing competitive energy markets, while we maintain the strength of the Company's core utility business. We believe that the holding company structure will benefit our customers, shareholders, and employees.

Q:    How will stock-based and other employee benefit plans be affected?

A: Con Edison's Thrift Savings Plan for Management Employees, Tax Reduction Act Stock Ownership Plan (TRASOP), Retirement Income Savings Plan for Weekly Employees, and Discount Stock Purchase Plan (DISCOP) will be amended to provide for the new holding company stock instead of Con Edison Common Stock. Con Edison Common stock held in these plans will automatically become an equal number of shares in the new holding company.

If you own stock, either directly or in one of these plans and haven't received your proxy materials or have misplaced your proxy materials, and haven't already called Con Edison Investor Services or E-mailed Dennis Jawor (jawor.d on Emc2), please do so promptly. Provide your name, social security number, work location, telephone number, and the name of the plan in which you hold the shares, i.e., Management Savings Plan, TRASOP, Weekly Savings Plan, or DISCOP.